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SEC MAIL PROCESSING
Received
FEB 23 2018
WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17106

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COSSÉ INTERNATIONAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 - 5TH AVENUE, STE 3024
(No. and Street)

SEATTLE	WA	98101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DENNIS A. YOUNG (206) 624-6651
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PETERSON SULLIVAN LLP
(Name – *if individual, state last, first, middle name*)

601 UNION ST STE 2300	SEATTLE	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

[redacted]

OATH OR AFFIRMATION

I, DENNIS A. YOUNG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COSSÉ INTERNATIONAL SECURITIES, INC., as of customer, except as follows:

Signature

Vice President/Treasurer
Title

MARGARET E. WEILAND
NOTARY PUBLIC
COMMISSION EXPIRES
7-5-20
STATE OF WASHINGTON

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition (CASH FLOWS).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
  (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (See the separately bound report.)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
  (NOT APPLICABLE)
- ☒ (o) Annual Compliance Certification.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COSSÉ INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS	
Cash	$ 4,380,539
Segregated cash	72,584
Deposits with clearing organizations	310,000
Receivable from customers	208,800
Dividends receivable	-
Other assets	39,487
Furniture and equipment, at cost, net of accumulated depreciation and amortization of $139,385	2,957
	$ 5,014,367
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Payable to customers	$ 2,515
Payable to stockholder	3,326,247
Accrued expenses	55,657
	3,384,419
Stockholder's equity	
Common stock, $100 par value; 500 shares authorized; 250 shares issued and outstanding	25,000
Retained earnings	1,604,948
	1,629,948
	$ 5,014,367

See Notes to Financial Statement

COSSÉ INTERNATIONAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENT
December 31, 2017

Note 1. Summary of Significant Accounting Policies and Operations

Organization

Cossé International Securities, Inc. ("the Company") operates as a securities broker-dealer for the accounts of customers. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is actively involved in securities brokerage and trading. These services are provided to a large and diversified group of clients. The Company's exposure to credit risk associated with the non-performance of these clients in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of clients to satisfy their obligations.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash

Cash consists of unrestricted cash balances in banks. The Company occasionally has deposits in excess of federally insured limits.

Segregated Cash

In accordance with regulations of the SEC, the Company maintains a special reserve bank account for the exclusive benefit of customers. At December 31, 2017, $72,584 was held in a segregated account.

Receivable from and Payable to Customers

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. The receivable from customer represents a margin loan to a single customer.

(Continued)

Payable to Stockholder

Payable to stockholder consists of cash balances advanced by the sole stockholder.

Furniture and Equipment

Depreciation of furniture and equipment is provided using the straight-line method over the estimated useful lives (generally three to seven years) of the assets.

Income Tax

The Company has elected S corporation status for tax purposes, and is not taxed at the Company level. Instead, its items of income, loss, deduction, and credit are passed through to its stockholder in computing his individual tax liability. The Company generally makes distributions to the stockholder to pay the liabilities arising from this election. The Company's federal tax returns are open to examination for the last three years.

Subsequent Events

The Company has evaluated subsequent events through the date the financial statement was available to be issued, which was February 20, 2018. See Note 9.

Note 2. Deposits with Clearing Organizations

The Company has agreements with the National Securities Clearing Corporation and the Depository Trust Clearing Corporation (DTCC) whereby these organizations clear all trades and perform certain other services for the Company. The agreements are cancelable with written notice by either party. As part of these arrangements, the Company is required to maintain certain deposits at the organizations and must maintain net capital of at least $750,000, instead of the $250,000 minimum amount required by SEC rules, as discussed in Note 7. All of the deposits with these organizations are cash as of December 31, 2017.

Note 3. Employee Benefits

The Company has established a retirement plan called the Cossé International Securities, Inc. Salary Deferred 401(k) Profit Sharing Plan and Trust ("the Plan"). All salaried employees are eligible to participate in the Plan. There are no age requirements, but employees must have at least 1,000 hours of service in a calendar-year period. Employer contributions are discretionary and there were no employer contributions in 2017.

COSSÉ INTERNATIONAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENT
December 31, 2017

(Continued)

Note 4. Leases

The Company leases its office space under an operating lease that expires April 30, 2018. Rental expense under the lease was approximately $139,000 for the year ended December 31, 2017. Minimum rent payments required under the noncancelable operating lease for the year ending December 31, 2018 are $47,021.

Note 5. Commitments

The Company has an agreement with a vendor to use that company's back-office general ledger accounting and regulatory reporting system. The agreement expires on July 31, 2020. The following is a schedule of minimum payments required under the agreement for the years ending December 31:

2018	$	177,239
2019		177,370
2020		105,216
	$	459,825

Note 6. Contingencies and Guarantees

As of December 31, 2017, management of the Company believes that there are no contingencies (other than the noncancelable lease agreement in Note 4 and the commitment in Note 5) or guarantees that may result in a loss or future obligation.

Note 7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $250,000. At December 31, 2017, the Company had computed net capital of $1,587,354, which was in excess of the required net capital level by $1,337,354. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2017, the Company's ratio of aggregate indebtedness to net capital was 0.0366 to 1.

(Continued)

Note 8. Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

Note 9. Subsequent Events

The Company has applied to FINRA for permission to transfer substantially all of its customer accounts and customer service personnel to Raymond James & Associates, Inc., and a decision by FINRA is currently pending. The Company is also pursuing the sale of the Company and its remaining assets and licenses to another registered broker-dealer, and those discussions are ongoing. Any such sale of the Company would also be subject to approval by FINRA, and the stockholder has agreed to maintain the capital and licenses of the Company as currently structured in anticipation of such approval. In the event that a sale is not consummated, the stockholder could pursue a sale to a different broker-dealer, or elect to file a Form BDW, withdrawing the registration of the Company, and close. The Company will retain sufficient licensed personnel and processes to comply with all regulatory requirements during this period.

SEC MAIL PROCESSING
Received

FEB 23 2018

WASH, D.C.

COSSÉ INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

CONTENTS

petersonsullivan LLP
Certified Public Accountants
& Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors
Cosse International Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cosse International Securities, Inc. ("the Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter – Intended Transfer of Customer Base

As discussed in Note 9 to the financial statements, subsequent to year-end, the Company has announced its intention to transfer substantially all of its customer accounts and customer service personnel to another registered broker-dealer in 2018. Management of the Company is pursuing the sale of the Company to another registered broker-dealer; however, a formal agreement is not currently in place. Our opinion is not modified with respect to this matter.

We have served as the Company's auditor since 2004.

Peterson Sullivan LLP

Seattle, Washington
February 20, 2018

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com